UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 9)*

              Elk Associates Funding Corporation
              ----------------------------------
                     (Name of Issuer)

               Common Stock, $.01 par value
               ----------------------------
               (Title of Class of Securities)

                      287166 10 2
                      -----------
                      (CUSIP NUMBER)


 Check the following box if a fee is being paid with the statement___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8

                         SCHEDULE 13G

CUSIP NO.287166102                       Page    2     of      4       Pages
         ---------                           ---------    -------------

1.  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GARY C. GRANOFF
        ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A)
                                                        (B)

3.  SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A

NUMBER OF        5. SOLE VOTING POWER
SHARES                  241,549
BENEFICIALLY
OWNED BY         6. SHARED VOTING POWER
EACH                     10,900
REPORTING
PERSON           7. SOLE DISPOSITIVE POWER
WITH                    241,549

                 8.  SHARED DISPOSITIVE POWER
                         10,900

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         273,449

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                            X

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                          21.30%

12.  TYPE OF REPORTING PERSON*
                           IN

                SCHEDULE 13G - GARY C. GRANOFF

CUSIP NO. 287166102                            Page  3   OF  4     Pages
          ---------                                 -----   -------

Item 1(a) Name of Issuer.
         --------------------
         Elk Associates Funding Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:
         _______________________________________________
          747 Third Avenue, 4th Floor
          New York, New York  10017

Item 2(a) Name of Person Filing
         ------------------------
           Gary C. Granoff

Item 2(b) Address of Principal Business Office, or, if none,
          Residence
          __________________________________________________
           c/o Elk Associcates Funding Corporation
           747 Third Avenue - 4th Floor
           New York, NY  10017

Item 2(c) Citizenship:
          ___________
          U.S.A.

Item 2(d) Title of Class of Securities:
          _____________________________
          Common Stock, Par Value $.01

Item 2(e) CUSIP Number:
          ____________
          287166102

Item 3.    Not Applicable


CUSIP No. 287166102                         Page 4   of   4    Pages
          __________                            ___       ___

Item 4. Owners:
        ---------
        (a) Amount Beneficially Owned:
            273,449*

        (b) Percent of Class:
            21.30%

        (c) Number of Shares as to Which Such Person Has:
            (i) sole power to vote or to direct the vote -
                241,549  shares
            (ii) shared power to vote or to direct the vote -
                10,900  shares
            (iii) sole power to dispose or to direct the
                 disposition of - 241,549 shares
            (iv) shared power to dispose or to direct the
                 disposition of - 10,900 shares

Item 5.  Not Applicable

Item 6.  Not Applicable

Item 7.  Not Applicable

Item 8.  Not Applicable

Item 9.  Not Applicable

Item 10. Not Applicable

                           SIGNATURES

     After reasonable inquiry and to the best of any knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 1996
- -----------------------
(Date)

GARY C. GRANOFF
- -----------------------
(Signature)

GARY C. GRANOFF
- -----------------------
(Name/Title)

________________________
* Excludes 15,933 shares owned by Mr. Granoff's wife as to which he disclaims beneficial ownership. Also excludes 16,448 shares owned by two of Mr. Granoffs sons as to which shares he does not exercise any control and disclaims beneficial ownership. Also excludes 22,800 shares held by various trusts for the benefit of Mr. Granoff's children, as to 21,000 of which shares Mr. Granoff retains a reversionary interest. Includes 10,900 shares owned by the Granoff Family Foundation, a charitable foundation for which Mr. Granoff and his father, mother and brother are trustees. Also includes 35,321 shares held by Mr. Granoff as trustee for his children and other family members. Also includes 261 shares held by GCG Associates Inc., a corporation owned by Mr. Granoff. Also includes 72,875 shares owned by DAPARY Management Corp., a corporation controlled by Mr. Granoff.

                        Page 4 of 4 Pages